UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-5517

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Scientific-Atlanta Inc. Voluntary Employee

Retirement and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Scientific-Atlanta, Inc.

5030 Sugarloaf Parkway

Lawrenceville, Georgia 30044

REQUIRED INFORMATION

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Years Ended December 31, 2004 and 2003

with Report of Independent Registered Public Accounting Firm

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 10, 2005

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value	$296,574,551	$256,980,694
Cash	—	1,004,368
Employer contributions receivable	2,256,376	2,133,557
Due from brokers for sale of securities	1,004,542	4,177

Total assets	299,835,469	260,122,796

Liabilities
Due to brokers for purchases of securities	—	38,712

Net assets available for benefits	$299,835,469	$260,084,084

See accompanying notes.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2004

Additions:
Dividends and interest	$6,878,628
Contributions:
Participant deferrals	13,307,668
Employer	7,314,510
Participant rollovers	1,725,171
Net appreciation in fair value of investments	30,581,379

Total additions	59,807,356

Deductions:
Benefits paid to participants or beneficiaries	(19,951,051)
Administrative expenses	(104,920)

Total deductions	(20,055,971)

Net increase	39,751,385

Net assets available for benefits at beginning of year	260,084,084

Net assets available for benefits at end of year	$299,835,469

See accompanying notes.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for complete information.

General

The Plan is a defined contribution plan established by Scientific-Atlanta, Inc. (the Company). The Plan’s assets are held and maintained by Fidelity Management Trust Company (the Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

All employees of the Company are eligible to participate in the Plan if they are at least 18 years of age, except that the following individuals shall not be eligible to participate: (i) persons, including employees, whom the Company classifies as contingent, temporary, or co-op workers because the Company employs them through a third-party company, (ii) any person rendering services to the Company purportedly as an independent contractor or an employee of a company providing services to the Company (even if the individual is determined to be a common-law employee of the Company entitled to credit for vesting or any other purposes under this Plan) before the date the Company actually begins to withhold federal income taxes from his/her pay, (iii) persons to whom the Company did not extend the opportunity of participating in this Plan and who agreed orally or in writing to such nonparticipant status, (iv) employees whose terms and conditions of employment are governed by a collective bargaining agreement which does not provide for their participation in the Plan and with respect to whom retirement benefits were the subject of good faith bargaining, (v) persons deemed to be employees under Internal Revenue Code (IRC) Section 4.14(o), (vi) persons classified as leased employees, (vii) employees of Scientific-Atlanta Canada, Inc. who perform substantially all of their services for the Company outside the United States, and (viii) nonresident aliens within the meaning of IRC Section 7701(b)(1)(B), unless the Company, at its discretion, includes such nonresident aliens on its United States employee payroll. Eligibility for participation begins immediately upon employment, provided the individual meets the age requirement set forth above and does not fall into any of the categories of persons who are excluded from eligibility to participate by the terms of the Plan.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions and Vesting

Participants may elect to contribute up to 99% of their eligible compensation, as defined by the Plan, subject to limitations imposed by the IRC.

The Company matches 100% of the participant’s contribution up to 3% of his or her annual compensation plus 50% of the participant’s contribution between 3% and 6% of the participant’s annual compensation. The Company’s matching contributions are in the form of Company common stock and are made at the end of each quarter. Participants may redirect such Company contributions to any investment option offered by the Plan as soon as the contribution is credited to their accounts. The Company also makes an additional matching contribution after the end of each Plan year for the amount of quarterly matching contributions that would have been made to the Plan if the participant’s contributions had not ceased due to the imposed IRC limits. The total Company matching contributions for a participant will not be greater than 4.5% of the IRC limit on annual compensation. All contributions are made in the form of the Company’s stock.

In addition, for each participant who is actively employed by the Company on January 1 of a Plan year and who took at least 80 hours of vacation time in the preceding Plan year, other than participants whose principal place of employment is in California, the Company will make a special profit-sharing contribution. The contribution will be equal to an amount (not less than zero) determined by taking the number of hours of vacation earned by the participant as of December 31 of the preceding Plan year in excess of 160 multiplied by the participant’s hourly rate of pay. The Company contributed $302,777 for such vacation hours for the year ended December 31, 2004.

Vesting is immediate for both the participant’s contribution and the Company’s contributions.

The Company may also elect to make discretionary profit-sharing contributions, which shall be determined annually by the Company. A participant is eligible for the discretionary contributions if he or she is an active employee of the Company on the last day of the Plan year and has completed a year of service for such Plan year. A participant’s allocable share of the discretionary contribution is based on the ratio of his or her annual compensation to the annual compensation for all eligible participants for the Plan year. Discretionary profit-sharing contributions vest 20% after the completion of three years of service and 20% each year thereafter. The Company did not elect to make a discretionary contribution for the year ended December 31, 2004.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s income (loss), the Company’s contribution, and the participant’s contribution. Allocations of income (loss) are based on participant account balances, as defined by the Plan.

Investment Funds

All investment elections are participant-directed. Participants may change their investment elections daily with the exception of the Fidelity Scientific-Atlanta Common Stock Fund, in which participants may only change their investment elections once each month.

Distribution of Benefits

Upon discontinuation of service due to termination, death, or disability, a participant or his or her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum cash distribution.

Participant Loans

A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. The loan must be repaid within five years or within ten years for the purchase of a primary residence.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries, and they act as the Plan administrator. No such officer or employee receives compensation from the Plan. Administrative expenses, such as the asset management fees, are paid by the Plan.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. If the Plan is terminated, each participant will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles require the Plan’s management to make estimates that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from these estimates.

Valuation of Investments

Investments in mutual funds and common stock are stated at fair value, based on quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

The following table summarizes the net appreciation from investments as determined by quoted market prices for the year ended December 31, 2004.

Scientific-Atlanta, Inc. common stock	$18,619,073
Mutual funds	11,962,306

$30,581,379

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

3. Investments

The following table presents the fair values of investments that represent 5% or more of the Plan’s total net assets:

	December 31
	2004	2003
Fidelity Managed Income Portfolio II Fund	$29,360,725	$33,013,271
Fidelity Equity Income Fund	27,439,555	24,142,292
Fidelity Spartan U.S. Equity Index Fund	27,039,772	24,223,635
Fidelity Magellan Fund	35,469,984	35,619,087
Scientific-Atlanta, Inc. Common Stock	87,865,167	79,844,092
Fidelity Intermediate Bond Fund	—	14,726,567
Fidelity Low Priced Stock Fund	30,227,545	22,617,019

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Party-in-Interest Transactions

The Plan held 2,661,774 and 2,924,692 shares of the Company’s common stock on December 31, 2004 and 2003, respectively. The fair value of this stock at December 31, 2004 and 2003, is $87,865,167 and $79,844,092, respectively.

The Plan offers investments in mutual funds of the Trustee, which qualify as party-in-interest transactions.

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

Notes to Financial Statements (continued)

6. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

EIN: 58-0612397     Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II FUND, 29,360,725 SHARES	$29,360,725
		INTERMEDIATE BOND FUND, 1,242,502 SHARES	13,071,116
		EQUITY INCOME FUND, 519,885 SHARES	27,439,555
		SPARTAN U.S. EQUITY INDEX FUND, 630,886 SHARES	27,039,772
		MAGELLAN FUND, 341,748 SHARES	35,469,984
		PURITAN FUND, 481,024 SHARES	9,115,412
		LOW-PRICED STOCK FUND, 750,995 SHARES	30,227,545
		FIDELITY BLUE CHIP GROWTH, 184,169 SHARES	7,681,672
		FIDELITY SMALL CAP STOCK FUND, 96,944 SHARES	1,760,503
		FIDELITY FREEDOM INCOME, 16,903 SHARES	190,492
		FIDELITY FREEDOM 2000, 16,975 SHARES	205,057
		FIDELITY FREEDOM 2010, 145,875 SHARES	1,986,818
		FIDELITY FREEDOM 2020, 135,485 SHARES	1,891,366
		FIDELITY FREEDOM 2030, 130,913 SHARES	1,843,259
		FIDELITY US BOND INDEX, 95,778 SHARES	1,066,965
		FIDELITY FREEDOM 2040, 90,655 SHARES	749,714
		FIDELITY INT’L GROWTH & INCOME, 103 SHARES	2,908
		FIDELITY JAPAN SMALLER COMPANIES, 698 SHARES	8,781
		FIDELITY DIVERSIFIED INTERNATIONAL, 745 SHARES	21,326
		SPARTAN US EQUITY INDEX, 26 SHARES	1,110
		FIDELITY INTER BOND, 609 SHARES	6,407
		FIDELITY PURITAN, 113 SHARES	2,145
		FIDELITY STRATEGIC INCOME, 482 SHARES	5,187

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

EIN: 58-0612397     Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
		FIDELITY BLUE CHIP GROWTH, 26 SHARES	1,100
		FIDELITY SELECT DEVELOP COMMUNICATIONS, 58 SHARES	3,052
		FIDELITY SELECT MEDICAL DELIVERY, 67 SHARES	3,005
		FIDELITY SELECT ENERGY SERVICE, 236 SHARES	10,058
		FIDELITY VALUE, 40 SHARES	2,819
		FIDELITY CASH RESERVES	89,386
		SPARTAN INTL INDX, 46,040 SHARES	1,474,203
*	SCIENTIFIC-ATLANTA, INC.	COMMON STOCK, 2,661,774 SHARES	87,865,167
	MERRILL LYNCH	ML SMALL CAP INEX I, 41,996 SHARES	592,137
	ARTISAN PARTNERS LIMITED PARTNERSHIP	ARTISAN MID CAP INV, 49,267 SHARES	1,456,342
	LORD ABBETT &COMPANY	LD ABBETT MIDCOVAL, 184,185 SHARES	4,168,101
	FRANKLIN TEMPLETON	TEMPLETON FOREIGN FUND, 628,258 SHARES	7,727,573
	ALLIANCE CAPITAL	ALLIANCE BERNSTEIN INTERNAL VALUE ADV, 2,173 SHARES	35,917
	ARIEL MUTUAL FUNDS	ARIEL FUND, 53 SHARES	2,779
	BUFFALO FUNDS	BUFFALO BALANCED FUND, 269 SHARES	2,707
	GABELLI WESTWOOD	GABELLI UTILITIES, 331 SHARES	2,766
	OAKMARK FAMILY OF FUNDS	OAKMARK EQUITY & INCOME FD, 457 SHARES	10,742
	HUSSMAN INVESTMENT TRUST	HUSSMAN STRATEGIC GROWTH, 164 SHARES	2,522
	INTERNET HOLDERS TRUST	THE INTERNET NEW PARADIGM, 136 SHARES	2,385
	PIMCO	PIMCO VALUE CLASS D, 154 SHARES	2,728
	PIMCO	PIMCO FOREIGN BOND FUND CLD (UNHEDGED), 270 SHARES	3,036
	PIMCO	PIMCO COMMODITY REAL RETURN CL D, 173 SHARES	2,566
	RS INVESTMENT TRUST	RS GLOBAL NATURAL RESOURCES, 1,310 SHARES	32,383

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

EIN: 58-0612397     Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	STRONG	STRONG MID CAP DISCIPLINED, 124 SHARES	2,762
	TOCQUEVILLE TRUST	TOCQUEVILLE GOLD FUND, 445 SHARES	14,710
	AU OPTRONICS CORPORATION	AU OPTRONICS CORP, 800 SHARES	11,456
	AXM PHARMA INC	AXM PHARMA INC COM, 1,500 SHARES	5,070
	ABERDEEN AUSTRALIA INC	ABERDEEN AUSTRALIA EQUITY FD INC, 200 SHARES	2,330
	AIRNET COMMUNICATION CORP	AIRNET COMMUNICATIONS CORP, 100 SHARES	299
	AKAMAI TECHNOLOGIES INC	AKAMAI TECH NFS LLC IS A MARKET, 39 SHARES	508
	ANDREW CORP	ANDREW CORP, 300 SHARES	4,089
	ARADIGM CORP	ARADIGM CORP, 240 SHARES	415
	ART TECHNOLOGY GROUP INC	ART TECHNOLOGY GRP INC, 340 SHARES	510
	AUTOBYTEL.COM	AUTOBYTEL INC, 100 SHARES	604
	BRISTOL-MYERS SQUIBB	BRISTOL-MYERS SQUIBB NFS LLC IS A, 504 SHARES	12,916
	CENTRAL FUND OF CANADA LTD	CENTRAL FD CDA CL A, 2,000 SHARES	10,940
	CHARTER COMMUNICATIONS, INC	CHARTER COMM INC DEL CL A, 6,700 SHARES	15,008
	CISCO SYSTEMS, INC	CISCO SYS INC NFS LLC IS A MARKET, 100 SHARES	1,932
	BELLSOUTH	CORTS TR II BELLSOUTH DEBS CORP, 100 SHARES	2,590
	DOUBLECLICK, INC	DOUBLECLICK INC NFS LLC IS A MARKET, 700 SHARES	5,446
	DUKE ENERGY CORP	DUKE ENERGY CORP. FORMERLY DUKE POWER, 478 SHARES	12,095
	EBAY, INC	EBAY INC NFS LLC IS A MARKET, 50 SHARES	5,817
	EMAGIN CORP	EMAGIN CORP, 4,400 SHARES	5,236
	ERESEARCH TECHNOLOGY INC	ERESEARCH TECHNOLOGY INC, 90 SHARES	1,427
	ESCALON MEDICAL CORP	ESCALON MEDICAL CORP, 300 SHARES	2,580

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

EIN: 58-0612397     Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	FEI COMPANY	FEI COMPANY NFS LLC IS A MARKET, 100 SHARES	2,100
	FARA TECHNOLOGIES, INC.	FARO TECHNOLOGIES INC, 25 SHARES	780
	FLAHERTY & CRUMRINE	FLAHERTY & CRUMRINE /CLAYMORE PFD SECS, 308 SHARES	8,005
	FLAHERTY & CRUMRINE	FLAHERTY CRUMINE/ CLAYMORE TOTAL, 103 SHARES	2,565
	FLAMEL TECHNOLOGIES S.A.	FLAMEL TECH SA ADR ISIN #US3384881096, 96 SHARES	1,871
	FORDING CDN COAL	FORDING CDN COAL TR UNIT, 8 SHARES	617
	FOREST LAB CL A	FOREST LABORATORIES INC, 100 SHARES	4,486
	FORMFACTOR INC.	FORMFACTOR INC, 88 SHARES	2,388
	GENERAL ELECTRIC CO	GENERAL ELECTRIC CO NFS IS A SPECIALIST, 100 SHARES	3,650
	HARMONY GOLD MINING CO	HARMONY GOLD MINING CO LTD SPON ADR, 1,000 SHARES	9,270
	HASBRO INC.	HASBRO INC, 2,000 SHARES	38,760
	INTEL CORPORATION	INTEL CORP NFS LLC IS A MARKET, 101 SHARES	2,351
	INTERNATIONAL BUSINESS MACHINES (IBM)	INTL BUSINESS MACH NFS IS A SPECIALIST, 50 SHARES	4,959
	JP MORGAN CHASE & CO	J P MORGAN CHASE & CO, 255 SHARES	9,931
	JAMES RIVER COAL COMPANY NEW	JAMES RIV COAL CO COM NEW, 12 SHARES	508
	JOHNSON & JOHNSON	JOHNSON & JOHNSON NFS IS A SPECIALIST, 188 SHARES	11,905
	LANNETT INC	LANNETT INC, 200 SHARES	1,970
	LUCENT TECHNOLOGIES	LUCENT TECH INC NFS IS A SPECIALIST, 480 SHARES	1,805
	LUMINA CORP	LUMINA COPPER CORP ISIN #CA55025R1055., 1,000 SHARES	4,800
	MEDTRONIC INC	MEDTRONIC INC NFS IS A SPECIALIST, 100 SHARES	4,991
	MICROSOFT CORP	MICROSOFT CORP NFS LLC IS A MARKET, 229 SHARES	6,107
	MICRONETIC INC.	MICRONETICS WIRELESS INC, 270 SHARES	2,214

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

EIN: 58-0612397     Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	MORGAN STANLEY	MORGAN STANLEY INDIA INVT FD INC, 405 SHARES	12,551
	NANOMETRICS INC	NANOMETRICS INC, 113 SHARES	1,821
	NASDAQ 100 INDEX TIERS	NASDAQ 100 TR UNIT SER, 50 SHARES	2,015
	NEWMONT MNG CORP	NEWMONT MNG CORP NFS IS A SPECIALIST, 252 SHARES	11,168
	NORTEL NETWORKS CP HOLDING	NORTEL NETWORKS CORP NEW HOLDING CO, 5,575 SHARES	19,345
	NORTHERN ORION RES INC	NORTHERN ORION RES INC COM, 1000 SHARES	2,910
	NOVAGOOD RESOURCES, INC	NOVAGOLD RESOURCES, 1,200 SHARES	9,300
	NUVEEN PFD & CONV INCOME	NUVEEN PFD & CONV INCOME FD 2 COM SHS, 104 SHARES	1,438
	OMNIVISION TECHNOLOGIES	OMNIVISION TECHNOLOGIES INC, 1,000 SHARES	18,350
	PACIFIC SUNWEAR CALIF INC.	PACIFIC SUNWEAR CALIF INC, 2,000 SHARES	44,520
	PINE VALLEY MINING CORP	PINE VALLEY MINING CORP, 70 SHARES	396
	PIONEER NATURAL RESOURCES EXPLORATION	PIONEER NATURAL RESOURCES CO, 18 SHARES	634
	PIXAR INC.	PIXAR INC, 25 SHARES	2,140
	PRIDE INTL INC	PRIDE INTL INC DEL, 33 SHARES	678
	SONUS NETWORKS INC	SONUS NETWORKS INC NFS LLC IS A MARKET, 90 SHARES	516
	STRYKER CORP NFS LLS	STRYKER CORP NFS LLC IS A, 104 SHARES	5,018
	SUN MICROSYSTEMS	SUN MICROSYSTEMS INC NFS LLC IS A MARKET, 1,800 SHARES	9,702
	SUNGARD DATA SYSTEMS	SUNGARD DATA SYS INC, 1,700 SHARES	48,161
	TEXAS INSTRUMENTS INC.	TEXAS INSTRUMENTS INC, 100 SHARES	2,469
	VI GROUP PI ADR	II VI INC, 290 SHARES	12,322
	VEECO INSTRUMENTS INC	VEECO INSTRUMENTS INC, 70 SHARES	1,475
	WACHOVIA CORP	WACHOVIA CORP 2ND NEW, 345 SHARES	18,157

Scientific-Atlanta, Inc.

Voluntary Employee Retirement and Investment Plan

EIN: 58-0612397     Plan No.: 002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	WAL-MART STORES INC	WAL-MART STORES INC NFS IS A SPECIALIST, 169 SHARES	8,927
	WASHINGTON MUTUAL INC	WASHINGTON MUTUAL INC, 230 SHARES	9,709
	FORD	CORTS-FORD 7.40% PFD DUE 11/01/2046, 100 SHARES	2,545
	FIRST UNION	CORTS TR II FIRST UN CAP I CORP BKD TR, 100 SHARES	2,690
	GENERAL MOTORS	GENERAL MOTORS PFD 7.375%, 100 SHARES	2,526
	TOMMY HILFIGER USA INC	TOMMY HILFIGER USA INC PFD, 200 SHARES	5,120
	PHOENIX COS	PHOENIX COS INC NEW QUARTERLY INT BD, 100 SHARES	2,556
	DAIMLER-CHRYSLER	PPLUS TR SER VAL 1 TR CTF CL, 100 SHARES	2,650
	BELLSOUTH	SATURNS AON CAP TR SER A 2002 1 TR UNIT, 100 SHARES	2,536
	AGREE REALTY CORP	AGREE RLTY CORP, 290 SHARES	9,189
	ANNALY MORTGAGE MANAGEMENT INC.	ANNALY MORTGAGE MANAGEMENT INC, 673 SHARES	13,194
	EQUITY RESIDENTIAL PROPERTIES	EQUITY RESIDENTIAL PROPERTIES, 100 SHARES	3,618
*	PARTICIPANT LOANS	INTEREST RATES RANGE 5% TO 5.75%	3,398,147

			$296,574,551

*	Indicates a party-in-interest to the Plan

Note: Column (d) has not been presented, as that information is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust

By:	Scientific-Atlanta, Inc.
Employee Benefit Committee

By:	/s/ Brian C. Koenig
Name:	Brian C. Koenig
Title:	Senior Vice President, Human Resources

Date: June 27, 2005

Exhibit Index

23.1    Consent of Ernst & Young LLP